Provident Mutual Funds, Inc.
N16 W23217 Stone Ridge Drive, Suite 310
Waukesha, Wisconsin 53188

January 23, 2013

Mr. Larry Greene
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Provident Mutual Funds, Inc. (the “Company”)
 File Nos.:  033-06836 and 811-04722

Dear Mr. Greene:

The purpose of this letter is to respond to oral comments received by representatives of U.S. Bancorp Fund Services, LLC, from Ms. Cindy Rose of the Securities and Exchange Commission (“SEC”) Staff (the “Staff”) on December 20, 2012 and clarifying comments from Mr. Larry Greene on January 8, 2013, regarding the Staff’s recent review of the Company’s Post-Effective Amendment (“PEA”) No. 38 to the Company’s Registration Statement on Form N-1A.  PEA No. 38 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), on Form N-1A on November 19, 2012, for the purpose of conforming the Company’s registration statement in relation to changes approved by the shareholders of the FMI Provident Trust Strategy Fund at a special meeting held on August 24, 2012.  In connection with the special meeting, the name of the Company’s sole series was changed from FMI Provident Trust Strategy Fund to the Provident Trust Strategy Fund (the “Fund”).

The Company will file PEA No. 39 to its Registration Statement under Rule 485(b) of the 1933 Act.  The purpose of that filing will be to add certain financial information, update any missing information, incorporate responses to the Staff’s comments regarding PEA No. 38 and file updated exhibits to the Registration Statement.

In connection with this response to the Staff’s comments, the Company, on behalf of the Fund, hereby states the following:

1.
The Company acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

2.
The Company acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made therein; and

Mr. Larry Greene
Securities and Exchange Commission
January 23, 2013
Page of 2 of 6

3.
The Company represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

For your convenience, the Staff comments have been reproduced in bold typeface and are immediately followed by the Company’s responses.

Prospectus – Summary Section – Fees and Expenses Table

1.	Staff Comment: Please confirm whether the Fees and Expenses Table needs a line item for Acquired Fund Fees and Expenses (“AFFE”).

Response:  The Company supplementally confirms that a separate line item for AFFE is not appropriate at this time, in accordance with Item 3(f)(i) of Form N-1A.

Prospectus – Summary Section – Principal Investment Strategies

2.
Staff Comment:  The first sentence states that the Fund invests in “multi-capitalization” growth stocks.  Please clarify the use of the term “multi-capitalization.” Alternatively, please revise the sentence to more clearly define the capitalizations of portfolio companies in which the Fund may invest.

Response:  The Company believes that “multi-capitalization” is widely understood in the industry to mean a fund that invests in stocks of all market capitalizations (large, mid and small).  Nevertheless, the Company has clarified the use of the term “multi-capitalization” in the prospectus section entitled “More Information about the Fund’s Principal Investment Strategies and Disclosure of Portfolio Holdings—Investment Objectives and Strategies, Principal Investment Strategies” by revising the following sentence (changed language is underlined for your convenience):

“The Adviser selects common stocks of multi-capitalization companies  (that is, stocks of all market capitalizations) based on their potential  to appreciate in value relative to other stocks.”

Prospectus – More Information About the Fund’s Principal Strategies and Disclosure of Portfolio Holdings – Investment Objective and Strategies

3.
Staff Comment:  The second sentence of the section entitled “Investment Objective” states that the Fund may change its investment objective without obtaining shareholder approval.  Please confirm that the Fund will provide its shareholders with prior notice of a change in its investment objective, thereby providing shareholders with sufficient time to reconsider their investment in the Fund in light of any changes.

Response:  The Company supplementally confirms that it would provide shareholders with notice prior to changing the Fund’s investment objective.

Mr. Larry Greene
Securities and Exchange Commission
January 23, 2013
Page of 3 of 6

4.
Staff Comment:  The first sentence of the section entitled “Principal Investment Strategies” states that the Fund invests “…mainly in a limited number” of growth stocks.  However, in the following section entitled “Cash or Similar Investments; Temporary Strategies,” the Fund states that under normal circumstances the Fund could invest up to 25% of its total assets in  cash and similar instruments.  Please consider whether the 25% investment in cash, under normal circumstances, is consistent with the Fund’s Principal Investment Strategies.

Response:  As discussed, Rule 35d-1 under the Investment Company Act of 1940, as amended, is not implicated by the name of the Fund and thus the Fund is not bound by an 80% investment policy.  The Company believes that the up-to-25% investment in cash and similar instruments under normal circumstances is consistent with the Fund’s principal investment strategies.  Accordingly, the Company has determined that the disclosure is appropriate and that no further disclosure is necessary at this time.

5.
Staff Comment:  The second sentence of the section entitled “Principal Investment Strategies” states that “[t]he Fund is a non-diversified core growth equity fund seeking to exceed domestic stock market index returns (the S&P 500) over investment cycles.” If this is a secondary investment objective, then the Summary Section should be revised accordingly.  Alternatively, consider whether this statement should be deleted or otherwise revised.

Response:  The Company responds by confirming that the reference to the performance of the S&P 500 Index is not a secondary investment objective, but rather a clarification that provides information to shareholders about how the Fund is managed and benchmarked.  The Company will revise the sentence as follows (additional language is underlined for your convenience):

“The Fund is a non-diversified core growth equity fund.  The Fund will compare itself to, and attempt to exceed, the S&P 500 Index over investment cycles.”

Prospectus – More Information About the Fund’s Principal Strategies and Disclosure of Portfolio Holdings – Non-Principal Investment Strategies

6.
Staff Comment:  With respect to the section entitled “Exchange-Traded Funds” regarding the Fund’s exposure to derivatives, confirm that the disclosure conforms with the disclosure guidance contained in the July 30, 2010 letter from Barry Miller, Associate Director of the Office of Legal and Disclosure, addressed to Karrie McMillan, General Counsel of the Investment Company Institute, regarding derivatives-related disclosures by investment companies.

Response:  The Company has reviewed the disclosure regarding the Fund’s exposure to derivatives and, given that the Fund only invests in derivatives through ETFs and only as a non-principal strategy, it has determined that the disclosure is appropriate and that no further disclosure is necessary at this time.

Mr. Larry Greene
Securities and Exchange Commission
January 23, 2013
Page of 4 of 6

7.	Staff Comment: With respect to the section entitled “Fixed Income Securities,” please be more specific in defining fixed income securities.

Response:  The Company has clarified the use of the term “fixed income securities” in the prospectus section entitled “Non-Principal Investment Strategies, Fixed Income Securities” by revising the following sentence (changed language is underlined for your convenience):

“The Fund’s investments in fixed income securities consist primarily of investment grade corporate and U.S. Government bonds with intermediate-term maturities from one to ten years.”

8.	Staff Comment: With respect to the section entitled “Foreign Securities and American Depositary Receipts,” please provide expanded disclosure if the Fund will be investing in emerging markets.

Response:  The Fund may invest in emerging markets as part of its non-principal investment strategy.  Disclosure about emerging markets is included in the SAI under “Foreign Securities.”

Prospectus – Management of the Fund

9.
Staff Comment:  The third full paragraph discusses the Adviser’s contractual agreement to waive fees and/or assume expenses.  Please update the Fees and Expenses Table to add the appropriate line items if the Fund’s total operating expenses exceed 1.00% for the most recently completed fiscal year.

Response:  The Company supplementally confirms that the Fund’s total operating expenses for the most recent fiscal year did not exceed 1.00%, and as such no additional line items are required.

10.	Staff Comment: Please file the Expense Cap/Reimbursement Agreement via EDGAR submission.

Response:  The Company confirms that the Expense Cap/Reimbursement Agreement was filed via EDGAR as Exhibit (d)(ii) with PEA No. 38 to its Registration Statement on November 19, 2012.

Prospectus – Purchasing Shares

11.	Staff Comment: Please disclose who serves as the Fund’s Anti-Money Laundering Compliance agent.

Response:  The Company will add the following sentence as shown below.

“USBFS provides Anti-Money Laundering Compliance services under policies approved by the Fund’s board of directors.”

Mr. Larry Greene
Securities and Exchange Commission
January 23, 2013
Page of 5 of 6

12.	Staff Comment: In the section entitled “Unclaimed Property,” please discuss the effect of returned mail on an investor’s account.

Response:  The Company responds by revising the sentence as follows (additional language is underlined for your convenience):

“It is important that the Fund maintain a correct address for each investor.  An incorrect address may cause an investor’s account statements and other mailings to be returned to the Fund.  Based upon statutory requirements for returned mail, the Fund will attempt to locate the investor or rightful owner of the account.  If the Fund is unable to locate the investor, then the Fund will determine whether the investor’s account can legally be considered abandoned.  Further, your mutual fund account may be transferred to your state of residence if no activity occurs within your account during the “inactivity period” specified in your state’s abandoned property laws.  The Fund is legally obligated to escheat (or transfer) abandoned property to the appropriate state’s unclaimed property administrator in accordance with statutory requirements.  The investor’s last known address of record determines which state has jurisdiction.  Interest or income is not earned on redemption or distribution checks sent to you during the time the check remained uncashed.”

Prospectus – Distributions and Taxes

13.
Staff Comment:  The first sentence of the penultimate paragraph states that “[t]his discussion was drafted to reflect changes…” Please indicate the date that this section was drafted.  Alternatively, revise this section without reference to the aforementioned phrase.

Response:  The Company responds by revising the sentence to remove reference to the aforementioned language.

Statement of Additional Information – Cover Page

14.	Staff Comment: Please delete the red herring language.

Response:  The Company responds by making the requested change.

Statement of Additional Information – Investment Objective and Restrictions

15.	Staff Comment: For the first and second investment restrictions, please add disclosure indicating the Fund’s actual policy on borrowing money and making loans.

Response:  The Company responds by adding the following language in narrative format:

“With regard to the first fundamental investment restriction, the Fund may not borrow money if, as a result, outstanding borrowings would exceed an amount equal to 33 1/3% of the Fund’s total assets.  With regard to the second fundamental investment restriction, entering into repurchase agreements, lending securities and acquiring any debt security are not deemed to be the making of loans.”

Mr. Larry Greene
Securities and Exchange Commission
January 23, 2013
Page of 6 of 6

Statement of Additional Information – Investment Considerations

16.	Staff Comment: Please move the section entitled “Special Note Regarding Recent Market Events” to the prospectus. Alternatively, provide disclosure about this subject matter in the prospectus.

Response:  The Company responds by adding the following risk factor to the prospectus:

•	Recent Market Events

U.S. and international markets have experienced extreme price volatility, reduced liquidity, credit downgrades, increased likelihood of default and valuation difficulties in recent years.  As a result, many of the above risks may be increased.  Continuing market problems may have adverse effects on the Fund.

*  *  *  *  *  *

If you have any questions regarding the enclosed, please do not hesitate to contact Edward Paz of U.S. Bancorp Fund Services at (414) 765-5366.

Very truly yours,

/s/ Michael A. Schelble
Michael A. Schelble
Treasurer
Provident Mutual Funds, Inc.

cc:      Ellen Drought, Godfrey & Kahn, S.C.